SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 19 February, 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Bank of Ireland Group

                        UK BUSINESS CORPORATE STRUCTURE
19 February 2007

Bank of Ireland today announces that it intends to carry out an internal reorganisation of two of its UK businesses (the "Reorganisation") to simplify the Bank of Ireland operating structure in the UK.

The planned Reorganisation involves the transfer of the businesses of Bristol & West plc and Bank of Ireland Home Mortgages Ltd., to The Governor and Company of the Bank of Ireland (the "Bank"). Conditional on this Reorganisation, Bristol & West will seek High Court approval of a reduction in its capital so that this capital can be re-allocated to the Bank. As part of the Reorganisation Bank of Ireland will put in place appropriate arrangements to preserve the position of Bristol & West's listed bond holders, being those holding: Subordinated Bonds due 2018 (LSE:BB84) and the Unsecured Perpetual Subordinated Bonds (LSE: BRS) ("Bonds"); and to preserve the position of the holders of the Non-cumulative Non-redeemable Preference Shares (LSE:BWSA "Preference Shares").

The Reorganisation will not involve any asset disposals to third parties outside the Bank. Additionally, the operations of these businesses will not alter as a consequence of this Reorganisation and Bank of Ireland will continue to use the "Bristol & West", "Bank of Ireland Home Mortgages" and "Bank of Ireland Mortgages" trading names and brands for UK mortgage products.

The Reorganisation is conditional on obtaining the necessary High Court and other regulatory clearances and is expected to take effect in the second half of 2007.


Contacts:

Geraldine Deighan, Head of Group Investor Relations Tel: + 353 (0) 1 604 3501 Dan Loughrey, Head of Group Corporate Communications Tel: + 353 (0) 1 604 3833



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 19 February, 2007